Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Sep 30, 2016	Sep 30, 2015	Growth % Q2 17 over Q2 16	Jun 30, 2016	Growth % Q2 17 over Q1 17
Revenues	**17,310**	**15,635**	**10.7**	**16,782**	**3.1**
Cost of sales	10,962	9,724	12.7	10,681	2.6
Gross Profit	**6,348**	**5,911**	**7.4**	**6,101**	**4.0**
Operating Expenses:					
Selling and marketing expenses	897	843	6.4	920	(2.5)
Administrative expenses	1,142	1,075	6.2	1,134	0.7
Total Operating Expenses	**2,039**	**1,918**	**6.3**	**2,054**	**(0.7)**
Operating Profit	**4,309**	**3,993**	**7.9**	**4,047**	**6.5**
Other Income, net	760	793	(4.2)	753	0.9
Share in associate's profit/(loss)	(3)	(1)	–	(2)	–
Profit before income taxes	**5,066**	**4,785**	**5.9**	**4,798**	**5.6**
Income tax expense	1,460	1,387	5.3	1,362	7.2
Net Profit	**3,606**	**3,398**	**6.1**	**3,436**	**4.9**
Earnings per equity share					
Basic (₹)	**15.77**	**14.87**	**6.1**	**15.03**	**4.9**
Diluted (₹)	**15.77**	**14.87**	**6.1**	**15.03**	**4.9**

Statement of Comprehensive Income for six months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Sep 30, 2016	Sep 30, 2015	Growth %
Revenues	**34,091**	**29,989**	**13.7**
Cost of sales	21,643	18,847	14.8
Gross Profit	**12,448**	**11,142**	**11.7**
Operating Expenses:			
Selling and marketing expenses	1,817	1,663	9.3
Administrative expenses	2,276	2,038	11.7
Total Operating Expenses	**4,093**	**3,701**	**10.6**
Operating Profit	**8,355**	**7,441**	**12.3**
Other Income, net	1,513	1,551	(2.5)
Share in associate's profit/(loss)	(5)	(1)	–
Profit before income taxes	**9,863**	**8,991**	**9.7**
Income tax expense	2,822	2,562	10.1
Net Profit	**7,041**	**6,429**	**9.5**
Earnings per equity share			
Basic (₹)	**30.81**	**28.13**	**9.5**
Diluted (₹)	**30.80**	**28.13**	**9.5**

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Sep 30,		Growth % Q2 17 over Q2 16	Jun 30, 2016	Growth % Q2 17 over Q1 17
	2016	2015			
Revenues	**2,587**	**2,392**	**8.2**	**2,501**	**3.5**
Cost of sales	1,638	1,488	10.1	1,592	2.9
Gross Profit	**949**	**904**	**5.0**	**909**	**4.5**
Operating Expenses:					
Selling and marketing expenses	134	129	3.9	137	(2.2)
Administrative expenses	171	165	3.6	170	0.6
Total Operating Expenses	**305**	**294**	**3.7**	**307**	**(0.7)**
Operating Profit	**644**	**610**	**5.6**	**602**	**7.0**
Other Income, net	114	121	(5.8)	112	1.8
Share in associate's profit/(loss)	(1)	–	–	–	–
Profit before income taxes	**757**	**731**	**3.6**	**714**	**6.1**
Income tax expense	218	212	2.8	203	7.4
Net Profit	**539**	**519**	**3.8**	**511**	**5.5**
Earnings per equity share					
Basic ($)	**0.24**	**0.23**	**3.8**	**0.22**	**5.5**
Diluted ($)	**0.24**	**0.23**	**3.8**	**0.22**	**5.5**

Statement of Comprehensive Income for six months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Sep 30,		Growth %
	2016	2015	
Revenues	**5,088**	**4,647**	**9.5**
Cost of sales	3,231	2,922	10.6
Gross Profit	**1,857**	**1,725**	**7.6**
Operating Expenses:			
Selling and marketing expenses	271	258	5.0
Administrative expenses	340	316	7.6
Total Operating Expenses	**611**	**574**	**6.4**
Operating Profit	**1,246**	**1,151**	**8.3**
Other Income, net	226	240	(5.8)
Share in associate's profit/(loss)	(1)	–	–
Profit before income taxes	**1,471**	**1,391**	**5.8**
Income tax expense	421	396	6.3
Net Profit	**1,050**	**995**	**5.6**
Earnings per equity share			
Basic ($)	**0.46**	**0.44**	**5.6**
Diluted ($)	**0.46**	**0.44**	**5.6**

Revenues by Client Geography

(In %)

	Quarter ended			LTM	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
North America	61.5	62.0	63.3	62.0	62.7
Europe	22.5	23.0	22.9	23.0	23.1
India	3.4	2.7	2.3	3.0	2.4
Rest of the world	12.6	12.3	11.5	12.0	11.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Business IT Services	**62.8**	**62.4**	**62.3**	**62.0**	**62.4**
Application Development	15.6	14.4	14.0	14.5	14.3
Application Maintenance	18.1	19.5	19.6	19.1	19.7
Infrastructure Management Services	8.4	8.3	8.7	8.1	8.3
Testing Services	9.2	9.1	9.0	9.1	9.0
Product Engineering Services	3.7	3.5	3.3	3.5	3.4
Business Process Management	4.9	4.9	4.9	4.9	5.1
Others	2.9	2.7	2.8	2.8	2.6
Consulting, Package Implementation & Others	**32.1**	**32.1**	**32.8**	**32.8**	**32.7**
Products, Platforms and Others	**5.1**	**5.5**	**4.9**	**5.2**	**4.9**
Products	3.0	3.0	2.8	3.1	3.1
Platforms	1.7	2.1	1.0	1.7	1.3
Others	0.4	0.4	1.1	0.4	0.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Fixed Price	47.1	45.7	44.0	45.7	43.3
Time & Materials	52.9	54.3	56.0	54.3	56.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			LTM	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Banking & Financial Services, Insurance	**33.1**	**32.8**	**32.8**	**33.1**	**33.1**
Banking & financial services	27.4	27.2	27.2	27.4	27.1
Insurance	5.7	5.6	5.6	5.7	6.0
Manufacturing & Hi-Tech	**22.5**	**22.8**	**23.8**	**22.7**	**23.8**
Retail & Life Sciences	**23.5**	**24.2**	**24.6**	**24.1**	**24.0**
Retail & CPG	14.9	15.5	14.9	15.0	15.0
Transport & Logistics	1.9	1.9	1.9	1.9	1.6
Life Sciences	4.5	4.7	5.9	5.1	5.5
Healthcare	2.2	2.1	1.9	2.1	1.9
Energy, Utilities, Communications & Services	**20.9**	**20.2**	**18.8**	**20.1**	**19.1**
Energy & Utilities	4.8	4.7	4.7	4.9	4.6
Telecom	9.4	9.4	7.9	8.9	8.3
Others	6.7	6.1	6.2	6.3	6.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Mar 31, 2016	Mar 31, 2015
Number of Clients					
Active	1,136	1,126	1,011	1,092	950
Added during the period (gross)	78	95	82	325	221
Number of million dollar clients*					
1 Million dollar +	577	574	542	558	529
5 Million dollar +	277	268	258	268	244
10 Million dollar +	186	180	169	177	159
25 Million dollar +	89	87	85	88	83
50 Million dollar +	54	52	50	52	47
75 Million dollar +	30	31	31	31	29
100 Million dollar +	18	17	14	14	15
200 Million dollar +	6	6	6	6	4
300 Million dollar +	1	1	1	1	–
Client contribution to revenues					
Top client	3.5%	3.6%	3.7%	3.6%	3.3%
Top 5 clients	13.1%	13.7%	14.0%	13.8%	13.5%
Top 10 clients	21.8%	22.2%	22.8%	22.5%	22.7%
Repeat business	97.5%	98.8%	97.6%	97.1%	97.8%
Days Sales Outstanding	64	66	64	66	65

***LTM (Last twelve months) Revenues**

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Effort					
Onsite	29.7	29.9	29.2	29.7	29.0
Offshore	70.3	70.1	70.8	70.3	71.0
Revenues					
Onsite	57.0	57.0	56.1	56.8	55.6
Offshore	43.0	43.0	43.9	43.2	44.4
Utilization					
Including trainees	77.7	76.5	75.4	75.8	74.9
Excluding trainees	82.5	80.5	81.3	81.0	80.7

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Billed – Onsite	107,967	104,721	94,593	412,905	355,706
– Offshore	256,041	245,332	229,737	977,975	872,504
TOTAL	**364,008**	**350,053**	**324,330**	**1,390,880**	**1,228,210**
Non Billable	77,162	84,864	74,492	327,190	294,532
Trainee	27,408	22,882	31,280	117,416	116,634
Sales & Support	29,475	28,965	26,015	112,983	97,648
TOTAL	**498,053**	**486,764**	**456,117**	**1,948,468**	**1,737,024**

Effort and Revenues - Consolidated IT Services

	Quarter ended						LTM			
	Sep 30, 2016	Sequential growth %	Jun 30, 2016	Sequential growth %	Sep 30, 2015	Sequential growth %	Sep 30, 2016	Year on Year growth %	Sep 30, 2015	Year on Year growth %
Effort - (Person months)										
Onsite	107,967	3.1	104,721	3.3	94,593	3.5	412,905	16.1	355,706	11.6
Offshore	256,041	4.4	245,332	1.8	229,737	3.7	977,975	12.1	872,504	13.5
Total	364,008	4.0	350,053	2.2	324,330	3.7	1,390,880	13.2	1,228,210	12.9
Revenues – ($ million)										
Onsite	1,338.48	4.3	1,283.43	2.8	1,217.56	6.5	5,103.43	12.4	4,538.88	7.8
Offshore	1,007.99	4.1	968.51	0.9	951.65	6.2	3,884.86	7.0	3,629.04	4.3
Total	2,346.46	4.2	2,251.94	2.0	2,169.21	6.3	8,988.29	10.0	8,167.92	6.2

Revenue per FTE

(In US $ K)

	Quarter ended			Year Ended	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Mar 31, 2016	Mar 31, 2015
Revenue per FTE - Consolidated	51.0	50.9	51.2	50.7	52.3

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Mar 31, 2016	Mar 31, 2015
Total employees	1,99,829	1,97,050	1,87,976	1,94,044	1,76,187
S/W professionals	1,87,595	1,84,644	1,77,110	1,82,329	1,66,046
Billable	1,76,334	1,73,154	162,758	1,71,109	1,54,504
Banking product group	4,958	4,910	5,369	5,122	5,357
Trainees	6,303	6,580	8,983	6,098	6,185
Sales & Support	12,234	12,406	10,866	11,715	10,141
Gross addition	12,717	13,268	17,595	52,545	53,386
Of which lateral addition	5,752	5,260	7,452	24,719	23,156
Attrition	9,938	10,262	9,142	34,688	37,604
Net addition	2,779	3,006	8,453	17,857	15,782
Attrition % (Annualized Standalone)	15.7%	15.8%	14.1%	13.6%	18.9%
Attrition % (Annualized Consolidated)	20.0%	21.0%	19.9%	18.7%	22.3%

Infrastructure (as on Sep 30, 2016)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	5,643,217	39,739	2,333,606	11,845	3.1
Pune	6,713,222	36,807	980,750	6,000	–
Chennai	4,276,536	25,270	–	–	–
Hyderabad	5,082,180	25,810	1,378,956	11,120	0.1
Bhubaneshwar	1,205,410	6,168	724,796	2,592	–
Mangalore	1,945,636	6,891	604,000	4,800	–
Mysore (including ILI)*	11,582,315	15,566	761,103	4,164	–
Chandigarh	1,193,052	6,615	–	–	–
Trivandrum	2,031,866	7,593	750,000	6,995	–
Delhi/ NCR	151,104	1,300	176,163	3,000	–
Jaipur	778,245	6,948	–	–	–
Nagpur	–	–	410,989	5,000	–
Indore	–	–	350,000	3,000	–
Mohali	–	–	25,989	2,000	–
Hubli	–	–	400,169	3,000	–
Global centers	2,098,016	21,524	1,079,700	4,500	–
Total	**42,700,799**	**200,231**	**9,976,221**	**68,016**	**3.2**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015	Mar 31, 2016	Mar 31, 2015
Period closing rate	66.62	67.53	65.59	66.26	62.50
Period average rate	66.91	67.08	65.36	65.69	61.18

Constant Currency Reporting

Reported revenues	Q2 17	Q1 17	Q4 16	Q3 16	Q2 16
Revenues ($ mn)	2,587	2,501	2,446	2,407	2,392
Sequential growth (%)	3.5	2.2	1.6	0.6	6.0
YoY growth (%)	8.2	10.9	13.3	8.5	8.7

Constant currency – Q o Q	Q2 17	Q1 17	Q4 16	Q3 16	Q2 16
Revenues ($ mn)	2,599	2,489	2,452	2,418	2,412
Sequential growth (%)	3.9	1.7	1.9	1.1	6.9

Constant currency – Y o Y	Q2 17	Q1 17	Q4 16	Q3 16	Q2 16
Revenues ($ mn)	2,605	2,529	2,484	2,495	2,513
YoY growth (%)	8.9	12.1	15.0	12.5	14.2

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q2 17	Q1 17	FY 16	Q4 16	Q3 16	Q2 16
AUD	0.76	0.74	0.73	0.73	0.72	0.71
EURO	1.12	1.12	1.10	1.10	1.09	1.11
GBP	1.31	1.43	1.51	1.42	1.51	1.54

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q2 17	Q1 17	FY 16	Q4 16	Q3 16	Q2 16
AUD	7.5	7.3	6.9	6.9	6.6	6.8
EURO	9.6	9.4	9.3	9.6	9.4	9.5
GBP	6.0	6.6	6.6	6.7	6.7	6.6

Q2 2017

Geographical segment – growth

North America grew by 2.6% sequentially; and 2.7% in constant currency

Europe grew by 1.1% sequentially; and 3.7% in constant currency

India grew by 29.1% sequentially; and 28.7% in constant currency

Rest of the world grew by 6.5% sequentially; and 5.2% in constant currency

Industry segment – growth

FSI grew by 4.6% sequentially; and 5.2% in constant currency

MFG & Hi-Tech grew by 2.1%; both sequentially and in constant currency

RCL grew by 0.4% sequentially; and 1.2% in constant currency

ECS grew by 6.9% sequentially; and 7.3% in constant currency